SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 30, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.
ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES TRANSACTIONS (1)
December 31, 2006 (2)

ITEM	RELATED PARTIES CONTRACT SUBJECT AND CHARACTERISTICS OF THE CONTRACT	RELATION WITH BRASIL TELECOM PARTICIPAÇÕES S.A.	ORIGINAL AMOUNT		MATURITY OR TERM	CONDITIONS FOR CANCELLATION OR MATURITY	BALANCE
			R$ thousand	Date			R$ thousand	Date
01	Non-remunerated guarantee – 2000 BNDES Loans	Controlling Company (Brasil Telecom S.A.)	2,191,644	11/28/2000	12/17/2007		517,259	12/31/2006
02	Remunerated guarantee – 2002 BNDES Loans	Controlling Company (Brasil Telecom S.A.)	325,470	10/15/2002	12/17/2007		44,350 (0.12% p.a.)	12/31/2006
03	Remunerated guarantee - FCO Loan	Controlling Company (Brasil Telecom S.A.)	20,000	03/12/2003	01/01/2008		5,476 (0.12% p.a.)	12/31/2006
04	Remunerated guarantee - FCO Loan	Controlling Company (Brasil Telecom S.A.)	30,000	04/19/2006	04/01/2008		30,996 (0.12% p.a)	12/31/2006
05	Non-remunerated guarantee - Resolution 63	Controlling Company (Brasil Telecom S.A.)	100,055	01/31/2000	04/01/2011		41,336 (0.5% p.s.)	12/31/2006
06	Inter-company Loan	Controlling Company (Brasil Telecom S.A.)	79,134	02/02/1999	07/01/2014	Matured on 12/21/2006	0 (US$ + 1.75% p.a.)	12/31/2006
07	Remunerated guarantee – 2004 BNDES Loans	Controlling Company (Brasil Telecom S.A.)	1,245,462	08/26/2004	04/15/2011		1,055,568 (0.42% p.a.)	12/31/2006
08	Remunerated guarantee Public Debenture (3 Public	Controlling Company (Brasil Telecom S.A.)	500,000	07/05/2004	07/05/2009		535,439 (0.42% p.a.)	12/31/2006
09	Operational and Financial Resources Sharing Contract	Controlling Company (Brasil Telecom S.A.)	3,548	01/02/2006	01/02/2007		118	12/31/2006
10	Pledge Agreement	Controlling Company (Brasil Telecom S.A.)	220,305(3) (0.12% p.a.)	03/30/2006	12/31/2006		155,294	12/31/2006
11	Remunerated guarantee Public Debenture (3 Public	Controlling Company (Brasil Telecom S.A.)	1,080,000	06/01/2006	06/01/2013		1,090,501 (0.42% p.a.)	12/31/2006
12	Non-remunerated guarantee – 2006 BNDES Loan	Controlling Company (Brasil Telecom S.A.)	800,000	11/21/2006	05/15/2014		809,320 (0.12 p.a.)	12/31/2006

(1) The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.
(2) Non-audited data
(3) This is the amount for guarantee limit. Therefore, Brasil Telecom ParticipaÇões S.A. is remunerated by Brasil Telecom S.A. in the amount of R$214,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.